Exhibit 99.2

ORRICK, HERRINGTON & SUTCLIFFE LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

December 10, 2014
Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. G78 dated December 5, 2014 relating to 15 Year Callable Dual Range Accrual Notes due December 10, 2029 Linked to 6-Month U.S. Dollar LIBOR and S&P 500® Index (the “Pricing Supplement”), to the underlying supplement dated July 29, 2013 relating to Medium-Term Notes and Warrants Underlying Supplement for Indices and Exchange-Traded Funds (the “Underlying Supplement”), to the product supplement dated April 9, 2012 relating to CS Notes and Digital Plus CS Notes Linked to the Performance of One or More Indices, Exchange-Traded Funds, Equity Securities, Exchange Rates, Commodities, Commodity Futures Contracts or a Basket (the “Product Supplement”), to the prospectus supplement dated March 23, 2012 (the “Prospectus Supplement”) for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated March 23, 2012 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-180300-03) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material United States Federal Income Tax Considerations” in the Product Supplement and “Material U.S. Federal Income Tax Considerations” in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings “Material United States Federal Income Tax Considerations” in the Product Supplement and “Material U.S. Federal Income Tax Considerations” in the Pricing Supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,
/s/ Orrick, Herrington & Sutcliffe LLP